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03032513

September 30, 2003

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated September 26, 2003 announcing Air France's winter 2003-2004 schedule.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda Hesse

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 10/6

82-5050

Information

AIR FRANCE

Others

Roissy, 26 September 2003

WINTER 2003 - 2004 SCHEDULE

Following a difficult period due to the war in Iraq and the SARS epidemic in Asia, the air transport industry is gradually picking up once again. Air France's winter 2003 schedule has been drawn up in what is still a fragile context, with an increase of almost 3% in available seat-km (ASK) compared with winter 2002 (*).

The new season will, however, offer several new features, with main developments on emerging markets.

The launch of the **Paris-Canton** route, scheduled for this summer but postponed due to the outbreak of SARS, will take place at the beginning of January 2004. This will raise the number of weekly flights operated by Air France to China to 25.

There are several new destinations on the medium-haul network. **In Estonia,** thanks to an agreement signed with Estonian Airlines, there will be three weekly services between **Tallin** and Paris-Charles de Gaulle (CDG). Air France is also reinforcing its services to Germany with the launch of the **Paris-Bremen** route. This route will be operated by Régional from Paris-CDG with three daily flights. And as from November there will be three weekly flights via Kiev to **Atyraü** in Kazakhstan, a popular destination with our oil and gas industry customers, providing traffic rights are obtained.

The next few months will see the arrival of our new A318s in the Air France fleet. The smallest of the A320 family, with 123 seats, the A318 will gradually replace the Boeing 737.

(*) The 3% increase in capacity is measured by comparing the forecast for winter 2003 to that of winter 2002. As last winter's activities were severely disrupted, the comparison compared with the actual figures gives rise to a growth in ASK of 5%.

Long-haul schedule

The long-haul schedule posts average growth of 2% for the winter schedule (November to March).

There will be additional frequencies to **Latin America,** with the launch of a 6th weekly flight to Caracas. The Venezuelan capital will now be served every day except Thursdays. The 5th weekly flight to Bogota launched in June will continue to be operated. Services to Sao Paulo are also being enhanced, as both the inbound and outbound flights will now be

night flights, making business travel easier, and the arrival of the Boeing 777 replacing the A330 will increase capacity. Capacity to Mexico will also be increased, with a daily Boeing 747-400 service which started this summer.

There is little or no change on services to **North America,** with capacity adapted to seasonal traffic: a slight decrease in frequencies to New York, Atlanta, Washington, Boston, Philadelphia, Cincinnati, Los Angeles and Montreal. Thanks to our code-share agreement with Delta, the number of U.S. destinations served by Air France rose this summer to 118 with 6 new gateways: Anchorage (Alaska), El Paso (Texas), Kahului (Hawaii), Lynchburg (Virginia), Manchester (New Hampshire) and Panama City (Florida). A 119th gateway will be launched as from 6 October: Bangor (Maine).

This winter's schedule to **Asia** is as planned before the reduction in capacity implemented after the outbreak of SARS.

With the launch of the Paris-Canton route planned for 5 January 2004, Air France will operate 25 weekly flights to China: 6 weekly frequencies to Shanghai (A340), 1 daily flight to Beijing (Boeing 777), 1 daily flight to Hong Kong (Boeing 777) and, as from January, 1 flight to Canton 5 times a week by A340. Moreover, 5 weekly flights will be operated to Shanghai on a code-share basis by our partner China Eastern.

All Air France and Korean Air flights between Paris and Seoul are now operated on a code-share basis, with SkyTeam offering 10 weekly services.

New time-slots have been obtained enabling the launch of a third daily flight between Paris and Tokyo. This morning departure (both from Paris and Tokyo) is available 3 times a week, bringing the number of weekly Air France flight between the two capital cities to 17.

Finally, Air France will be offering an additional flight to Mumbai, with 4 weekly flights in addition to the 4 code-shared flights with Delta, whereas Manila will now have three weekly non-stop services instead of four last winter.

In Africa, increased frequencies launched this summer will be maintained, with a daily flight to Bamako, a 3rd weekly flight to Brazzaville, and a 4th to N'djamena. There will be 3 non-stop weekly services to Lomé and a daily non-stop flight to Lagos.

In the Middle-East, Riyadh and Jeddah will each be served via Cairo 3 times a week.

The schedule to the **French Caribbean** will remain unchanged compared with the summer season: 14 weekly flights to Pointe à Pitre including 2 from Paris-CDG, and 12 to Fort de France including 2 from Paris-CDG.

The daily service to the Dominican Republic is maintained, but has been slightly changed to better meet demand: this winter there will be 4 weekly flights to Punta Cana and 3 to Santo Domingo and not the other way round as it was last winter.

Since this summer, there has been a daily service to Havana. Flights will be operated by Boeing 747-400 this winter.

In the **Indian Ocean**, there will be 9 weekly flights to Reunion Island with Air France from Orly and a daily departure by Boeing 777 from Paris-CDG thanks to our partnership with Air Austral.

Finally, the 4 weekly services to Madagascar should continue, providing traffic rights are maintained.

The medium-haul schedule

On the international medium-haul network, global capacity will increase by more than 3% in terms of ASK. This global increase has been made by maintaining the changes made this summer to the network's shortest routes and by continuing to expand routes to Southern and Eastern Europe.

Most changes made this summer have been maintained, with:

- in Italy, Régional will now operate 3 daily Embraer 145 flights to Verona; services to Naples have been transferred to Paris-CDG;
- in Spain, a 3rd daily frequency to Malaga, and a 2nd to Valencia from Paris-CDG;
- in Greece, a fourth daily flight to Athens;
- in Germany, a tenth daily flight to Frankfurt for the entire winter season;
- in Russia, a second daily frequency to Saint-Petersburg.
- There will be fewer frequencies to Rome (7 instead of 8), Amsterdam (8 instead of 9), Dusseldorf (6 instead of 8), Munich (8 instead of 9), Geneva (10 instead of 11), and Stockholm (4 instead of 5) and the Paris-Bern and Lyon-Berlin routes have been suspended.
- In North Africa, the services launched this summer to Algiers from Orly and Marseille have been maintained, as well as the 4th daily flight to Casablanca.

Three new European destinations are being introduced in winter 2003:

- A new service will be offered thanks to an agreement signed with Estonian Airlines, with three weekly Boeing 737-500 flights between Paris and Tallin.

- A new gateway in Germany with the launch of the Paris-Bremen route, operated by Régional 3 times a day.

- And there will be 3 weekly Fokker 100 flights to Atyraü in Kazakhstan via Kiev, operated by Régional, providing traffic rights are maintained.

In Morocco, there will be an additional weekly flight between Orly and Marrakech, with a second flight on Saturdays. As from mid-December, there will be non-stop services to Marrakech from Lyon and Marseille twice a week in partnership with RAM.

On the **domestic network**, Air France will be offering 16 additional daily frequencies compared with winter 2002, i.e. a 7% increase in available seat-kms. In addition to these new frequencies, the number of flights leaving from Paris-Orly and Paris-Charles de Gaulle

will change, in order to encourage connecting passengers to leave from Paris-CDG and local Business passengers from Paris-Orly.

The 17 daily flights between Paris and Strasbourg will be maintained, but one flight will be transferred from Paris-CDG to Orly, each with 5 and 12 daily departures respectively.

There will be one additional flight to Brest from Orly, bringing the number of daily flights to 10 including 3 from Paris-CDG.

The Paris-CDG-Lorient service has been suspended. There will still be 4 daily flights from Orly.

There will be an additional flight between Orly and Bordeaux, bringing the number of daily services to 15, in addition to the 5 daily flights from Paris-CDG.

Toulouse maintains its 31 daily flights, with one of the 8 departures from Paris-CDG transferred to Orly.

There will be four additional flights between Paris and Nice, with 26 daily flights today including 7 departing from Paris-CDG and 19 from Orly.

25 daily flights between Paris and Marseille including 6 from Paris-CDG.

13 daily flights to Montpellier including 4 from Paris-CDG.

7 daily flights to Biarritz including 2 from Paris-CDG.

Additional frequencies to Toulon, with 5 daily services compared with 4 last winter, and 4 daily flights to Perpignan compared with 3 when the route was launched in February 2003.

An additional prime-time flight to Clermont-Ferrand, with 5 daily departures from Orly and 2 from CDG.

Brit Air has resumed its 3 daily flights to Annecy and Lannion from Orly since the suspension of Air Lib operations in February 2003. In addition there are now 4 daily flights to Metz.

Flights to Ajaccio and Bastia will be jointly operated with our partner CCM.

On inter-regional routes, there will be an additional flight between Lyon and Lille, with 4 daily services since this summer and 2 less flights between Lyon and Nice, now with 4 daily flights.